January 29, 2008
VIA EDGAR AND OVERNIGHT MAIL
Mr. H. Roger Schwall, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

Re:	Atlas Energy Resources, LLC
Registration Statement on Form S-3
File No. 333-148429
Dear Mr. Schwall:
     On behalf of Atlas Energy Resources, LLC (the “Company”), we wish to respond to your comment letter dated January 28, 2008 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide our response.
     We are sending four courtesy copies of the amended registration statement (“Amendment No. 1”) under separate cover.
Exhibit 5.1, Opinion of Counsel regarding legality
1.	Please obtain and file an opinion that does not include the text suggesting that the securities might not be non-assessable, or explain to us in necessary detail why those exceptions would be appropriate. In this regard, we note that other Delaware LLCs have filed opinions regarding the legality without the exceptions. We may have additional comments.

We have filed and attached to Amendment No. 1 a revised Exhibit 5.1 that does not include the text suggesting that the securities might not be non-assessable.

2.	In addition, please ensure that such opinion includes a conformed signature of counsel.

We have included our conformed signature on Exhibit 5.1 attached to Amendment No. 1.
Exhibit 8.1, Opinion of Counsel regarding tax matters
3.	Please obtain and file a revised opinion regarding tax matters that includes a conformed signature of counsel

We have filed and attached to Amendment No. 1 a revised Exhibit 8.1 that includes our conformed signature.

Very truly yours,
/s/ Lisa Ernst
Lisa A. Ernst

cc:	Laura Nicholson (via fax 202-772-9368) Matthew A. Jones (via email)